

August 2, 2012

<u>Via E-mail</u>
A. Greig Woodring
President and Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re: Reinsurance Group of America, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-11848

Dear Mr. Woodring:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief